FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

May 20, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 20, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that it has completed processing of a 40 Tonne Concentrate at the Pampa El Toro Iron Sands Proejct, Peru, reaching this project milestone ahead of schedule.

Item 5.	Full Description of Material Change

The Issuer reports that it has completed the processing of a 40-tonne magnetic concentrate at Pampa el Toro ahead of schedule.  Pilot-plant throughput was increased from 2.8 tonnes per hour during commissioning to 18 tonnes per hour during concentrate production, resulting in significant time saving and an interpreted increase in magnetic concentrate grade to 52-55% Fe.  The concentrate will now be shipped to a testing facility in the United States for extensive commercial-scale melting tests aimed at producing a premium-quality pig iron product (96-98% iron, 2-4% carbon and less than 0.05% deleterious elements), along with a vanadium and titanium enriched slag.

Pampa el Toro 40-Tonne Concentrate

During the Phase I Plant Commissioning, approximately 83 tonnes of iron sand was processed, producing 4.8 tonnes of iron concentrate at 46.1% Fe (See NR08-12).  Phase II operations were planned to produce a 40-tonne concentrate within a 4-6 week period.  Following further optimization of the Magnetic Separation Plant, sand through-put has been very significantly increased and the work has been completed ahead of schedule.

Pilot Plant Performance

Improved Pilot Plant Throughput

Further optimization during the most recent concentrate production has resulted in dramatically increased throughputs, from 2.8 to 18 tonnes per hour, up to a maximum of 27 tonnes per hour.  This performance has important implications for proposed mining at the Iron Sands project – greater throughput means that a smaller magnetic separation plant would be required for commercial production and this, in turn, would require a smaller capital expenditure for the plant, thereby enhancing the positive economics envisaged by the Issuer.

Improved Magnetic Concentrate Iron Grade

The Issuer has been using an X-ray fluorescence (XRF) portable analyzer at the pilot plant site to provide preliminary analyses – this allows the affect of pilot plant adjustments to be quickly assessed with respect to concentrate grade, without the need to await prolonged laboratory analysis.  The instrument (Innov-X XRF Alpha 6000 Analyzer) does not provide the accuracy required to report assays.

The results from the use of the handheld XRF technology suggest that concentrate grade has now been increased from 46.1% iron to 52-55% iron.  The handheld XRF was utilized during commissioning and subsequent laboratory results demonstrated that it was under-reading by approximately 2%.  The readings of 52-55% iron are therefore only considered to be a reasonable indication of grade and laboratory analysis will be required to ascertain the true iron grade.  Accordingly, the Issuer cautions that undue reliance should not be placed on the XRF derived grade.  This interpreted improvement in grade is attributed to the increased sand throughput and associated improved pilot-plant configuration.

Future Work

The concentrate will now be shipped to the National Energy Testing Laboratory (NETL), a testing facility in the United States, for extensive commercial-scale melting tests aimed at producing a premium-quality pig iron product (96-98% iron, 2-4% carbon and less than 0.05% deleterious elements), along with a vanadium and titanium enriched slag.  Previous bench-scale testing of samples from the Iron Sands project has successfully produced high-grade pig iron on three separate occasions and the Issuer is therefore very confident about demonstrating the viability of high-grade pig iron production at the industrial level.

Successful production of the pig iron will allow the Issuer to complete off-take agreements with end users for which negotiations are currently in progress.  The associated titanium and vanadium rich-slag will then undergo additional testing to ascertain the economic viability of the recovery of these minerals from the slag in an industrial scale process.

Qualified Person and QA/QC

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and shareholder.

The programs with respect to the Pampa el Toro pilot plant commissioning program and production of the iron sand concentrate were designed by Glenn Hoffman, President of the Issuer’s iron ore subsidiary.  Mr. Hoffman is responsible for all on-site aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex in Lima, Peru, for sample preparation, and subsequently shipped to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by the Issuer personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

May 20, 2008